UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND FOR THE SIX AND THREE-MONTH PERIODS

ENDED JUNE 30, 2016

PRESENTED IN COMPARATIVE FORM

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial statements.

Terms	Definitions
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CYCSA	Comunicaciones y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Census
IPIM	Domestic Wholesale Price Index
MEyM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
PEN	Federal Executive Power
PISA	Pampa Inversiones S.A.
PUREE	Program for the Rational Use of Electric Power
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEC	Securities and Exchange Commission
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SUSS	Single Social Security System
VAD	Distribution Added Value
OSV	Orígenes Seguros de Vida S.A.

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF JUNE 30, 2016

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 13)
Common, book-entry shares, face value 1, 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)  Includes 9,412,500 treasury shares as of June 30, 2016 and December 31, 2015.

(2) Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2016 presented in comparative form

(Stated in thousands of pesos)

	Note	06.30.16	12.31.15
ASSETS

Non-current assets
Property, plant and equipment	8	10,028,151	8,885,789
Participación en negocios conjuntos		454	433
Deferred tax asset	18	741,120	50,048
Other receivables	9	126,539	153,777
Financial assets at amortized cost		44,648	-
Financial assets at fair value through profit or loss	11	-	23,567
Total non-current assets		10,940,912	9,113,614

Current assets
Inventories		124,823	134,867
Other receivables	9	183,832	1,079,860
Trade receivables	10	1,574,309	963,005
Financial assets at fair value through profit or loss	11	2,060,443	1,560,434
Financial assets at amortized cost		2,155	-
Derivative financial instruments		420	197
Cash and cash equivalents	12	312,169	128,952
Total current assets		4,258,151	3,867,315
TOTAL ASSETS		15,199,063	12,980,929

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2016 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	06.30.16	12.31.15
EQUITY
Share capital	13	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	13	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Legal reserve		73,275	-
Opcional reserve		176,061	-
Other comprehensive loss		(42,253)	(42,253)
Accumulated losses		(1,185,465)	249,336
TOTAL EQUITY		339,588	1,525,053

LIABILITIES
Non-current liabilities
Trade payables	14	230,122	224,966
Other payables	15	4,073,007	2,391,878
Borrowings	16	2,617,714	2,460,975
Deferred revenue		172,497	153,816
Salaries and social security payable	17	89,893	80,039
Benefit plans		241,061	204,386
Tax liabilities	19	1,301	1,922
Provisions	20	307,309	259,573
Total non-current liabilities		7,732,904	5,777,555
Current liabilities
Trade payables	14	5,329,877	4,475,427
Other payables	15	152,973	151,674
Borrowings	16	278,284	48,798
Deferred revenue		764	764
Salaries and social security payable	17	651,471	733,131
Benefit plans		28,291	28,291
Tax payable	18	-	16,332
Tax liabilities	19	583,792	153,415
Provisions	20	101,119	70,489
Total current liabilities		7,126,571	5,678,321
TOTAL LIABILITIES		14,859,475	11,455,876

TOTAL LIABILITIES AND EQUITY		15,199,063	12,980,929

The accompanying notes are an integral part of these Financial statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Income

for the six and three-month periods ended June 30, 2016

 presented in comparative form

(Stated in thousands of pesos)

		six months at		three months at
	Note	06.30.16	06.30.15	06.30.16	06.30.15
Revenue	21	5,707,145	1,868,010	2,717,025	899,395
Electric power purchases		(2,769,683)	(1,000,064)	(1,452,368)	(477,087)
Subtotal		2,937,462	867,946	1,264,657	422,308
Transmission and distribution expenses	22	(3,169,922)	(1,527,088)	(1,845,097)	(822,499)
Gross loss		(232,460)	(659,142)	(580,440)	(400,191)

Selling expenses	22	(761,189)	(366,372)	(473,181)	(195,160)
Administrative expenses	22	(501,707)	(306,533)	(272,998)	(169,589)
Other operating expense, net	23	(226,943)	(112,066)	(121,386)	(74,710)
Gain from interest in joint ventures		21	2	21	2
Operating loss before higer costs recognition and SE Resolution 32/15		(1,722,278)	(1,444,111)	(1,447,984)	(839,648)
Income recognition on account of the RTI - SE Resolution 32/15		427,119	2,388,652	(3,928)	1,054,775
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		81,512	186,596	-	-
Operating (loss) profit		(1,213,647)	1,131,137	(1,451,912)	215,127

Financial income	24	87,322	37,633	61,216	22,063
Financial expenses	24	(688,290)	37,896	(344,651)	218,279
Other financial results	24	(76,944)	(26,549)	56,246	1,746
Net financial expense		(677,912)	48,980	(227,189)	242,088
(Loss) Profit before taxes		(1,891,559)	1,180,117	(1,679,101)	457,215

Income tax	18	706,094	(455,374)	618,673	(202,358)
(Loss) Profit for the period		(1,185,465)	724,743	(1,060,428)	254,857

Basic and diluted earnings (loss) profit per share:
Basic and diluted earnings (loss) profit per share	25	(1.32)	0.81	(1.18)	0.29

The accompanying notes are an integral part of these Financial statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2016

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452			(39,862)	(893,107)	385,001

Loss for the six-month period	-	-	-	-	-			-	724,743	724,743
Balance at June 30, 2015	897,043	397,716	9,412	10,347	3,452	-	-	(39,862)	(168,364)	1,109,744
Loss for the six-month complementary period	-	-	-	-	-			-	417,700	417,700
Other comprehensive loss for the year	-	-	-	-	-			(2,391)		(2,391)
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	-	-	(42,253)	249,336	1,525,053
Profit for the six-month period	-	-	-	-	-			-	(1,185,465)	(1,185,465)
Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016	-	-	-			73,275	176,061	-	(249,336)	-
Balance at June 30, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	(42,253)	(1,185,465)	339,588

The accompanying notes are an integral part of these Financial statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2016

presented in comparative form

(Stated in thousands of pesos)

	Note	06.30.16	06.30.15
Cash flows from operating activities
Profit (Loss) for the period		(1,185,465)	724,743
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	22	167,146	132,027
Loss on disposals of property, plants and equipments	8	30,530	1,275
Net accrued interest	24	598,965	(89,605)
Exchange differences	24	333,615	105,903
Income tax	18	(706,094)	455,374
Allowance for the impairment of trade and other receivables, net of recovery		44,614	(7,031)
Adjustment to present value of receivables	24	(3,032)	(5,244)
Provision for contingencies	20	101,194	37,349
Other expenses - FOCEDE	23	14,653	25,910
Changes in fair value of financial assets	24	(263,896)	(78,263)
Accrual of benefit plans	22	41,285	42,498
Gain from interest in joint ventures		(21)	(2)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		(81,512)	(186,596)
Income recognition on account of the RTI - SE Resolution 32/15		-	(447,438)
Net gain from the repurchase of Corporate Bonds	24	(42)	-
Income from non-reimbursable customer contributions	23	(382)	(382)
Changes in operating assets and liabilities:
(Increase) in trade receivables		(569,191)	(21,342)
Decrease in other receivables		994,698	99,822
Decrease (Increase) in inventories		10,045	(10,850)
Increase in deferred revenue		19,063	18,315
Increase in trade payables		213,990	545,309
(Decrease) Increase in salaries and social security payable		(71,806)	13,965
Decrease in benefit plans		(4,610)	(13,047)
Increase (Decrease) in tax liabilities		426,294	(7,747)
Increase (Decrease) in other payables		1,491,407	(26,636)
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		-	25,613
Net decrease in provisions		(22,828)	(12,169)
Net cash flows generated by operating activities		1,578,620	1,321,751

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2016

presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	06.30.16	06.30.15
Cash flows from investing activities
Payment of property, plants and equipments		(1,063,468)	(630,048)
Net (payment for) collection of purchase / sale of financial assets at fair value		(214,932)	(849,692)
Collection of receivables from sale of subsidiaries		8,346	4,272
Net cash flows used in investing activities		(1,270,054)	(1,475,468)

Cash flows from financing activities
Payment of principal on loans	16	(136,149)	(83,484)
Proceeds from Salaries mutuum		-	166,816
Redemption of corporate notes		(4,866)	-
Net cash flows used in financing activities		(141,015)	83,332

Increase (Decrease) in cash and cash equivalents		167,551	(70,385)

Cash and cash equivalents at the beginning of year	12	128,952	179,080
Exchange differences in cash and cash equivalents		15,666	(1,561)
Increase (Decrease) in cash and cash equivalents		167,551	(70,385)
Cash and cash equivalents at the end of the period	12	312,169	107,134

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	8	(132,957)	(118,597)

Acquisitions of property, plant and equipment through increased trade payables		(143,613)	(72,553)

Increase (Decrease) from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	10,619

(Decrease) from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	158,081

Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)		-	(447,438)

Amounts received from CAMMESA through FOCEDE			631,604

The accompanying notes are an integral part of these Financial statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form

1.                   General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the Federal Executive Power.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal year 2015, the Company recorded positive operating and net results, thus reversing its negative economic and financial situation of the last years. This improvement has been achieved as a consequence of the issuance by the SE on March 13, 2015 of Resolution 32/15, which addressed the need for the adjustment of the distribution companies’ resources and considered that the adoption of urgent and temporary measures were necessary in order to maintain the normal provision of the public service, object of the concession.

In spite of the deterioration of the economic and financial equation over the last years, the Company has been able to reasonably maintain the quality of the electricity distribution service and satisfy the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the rise in the standard of living. The imbalance of the business equation was caused by the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to both the recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, mitigated by the adoption of certain temporary measures. In this regard, the Company has absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

In line with the above-described situation, on December 16, 2015, the Executive Power issued Executive Order No. 134, which declared the state of emergency in the country’s electricity sector and authorized the MEyM to implement a plan of action for the generation, transmission and distribution of electricity at national level and guarantee the provision of the electricity public service under adequate economic and technical conditions.

As part of the measures aimed at the restructuring of the electricity sector, in January 2016, the MEyM issued Resolutions Nos. 6 and 7 and the ENRE its Resolution No. 1, pursuant to which a new electricity rate system was implemented aimed not only to improve the distribution companies’ revenue in order for them to be able to make investments and carry out network maintenance and expansion works, but also to reflect the approved new generation cost. This new electricity rate system protects those sectors that cannot afford the full cost of the service through the creation of a “Social Tariff”, is accompanied by a program aimed at reducing the consumption of electricity and provides for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

At the same time, the aforementioned Resolution No. 7 repealed SE Resolution 32/15, pursuant to which the government grant mentioned in the first paragraph of this Note had been granted, and instructed the ENRE to take all the necessary steps to conclude the RTI before December 31, 2016. In this regard, on April 1, 2016, the ENRE issued Resolution No. 55/16 which approves the program for the Review of the distribution tariff for the current year and establishes the criteria and methodologies for both the process and the compensation and penalty system (Note 2.a).

Despite these advances, in the months of May, June and July different courts granted precautionary measures, ordering the temporary suspension of the aforementioned Resolutions in the Province of Buenos Aires (Note 2.b). These precautionary measures result not only in 80% of the customers paying -since the month of July- the electricity supply at the rates in effect until January 31, 2016, but also in the suspension being applied retroactively to February 1, 2016 for 30% of the customers, whose next bills will, for that reason, be credited for the amounts already paid.

If the situation described in the preceding paragraph continued, it would generate a significant cash deficit in the current fiscal year that would jeopardize the operations of the Company, which will once again have to incur in payment delays for the energy it acquires in the MEM, paralyze investments and cut other operating expenses, of which salaries represent approximately 80%.

Taking this situation into account, and due to the fact that the precautionary measures suspend MEyM Resolution 7/16, which, as previously mentioned, had repealed SE Resolution 32/15 (Note 2.c. IX to the financial statements as of December 31, 2015), the Company believes that SE Resolution 32/15 is once again effective in those jurisdictions in which the precautionary measures apply; therefore, in the opinion of the Company Board of Directors the deficit generated by said precautionary measures should be covered with funds transferred by the Federal Government to this Distribution Company.

Faced with this scenario, the Company Board of Directors is assessing the sufficiency of the financial resources to cover operation costs, investment plans and debt interest payments, as well as the impact of the different variables that affect the Company’s business, such as behavior of the demand, losses, delinquency, penalties and service quality, among others.

At this date, it is not possible to estimate the final outcome of this situation. In any case, the Company continues to prepare its financial statements on a going concern basis because in its opinion the Federal Government should once again begin to provide the Company with assistance to pay its obligations until a new tariff increase is established.

2.                  Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2015, are as follow:

a)      Tariff Structure Review

By means of MEyM Resolution No. 7/16 (suspended by the precautionary measures, see Note 2.b), SE Resolution 32/15 was repealed and the ENRE was instructed to adopt all the necessary measures, within its field of competence, to conclude the RTI before December 31, 2016.

On April 1, 2016, the ENRE issued Resolution 55/16, which approves the program for the Review of the distribution tariff for the current year, establishing the criteria and methodologies for both the RTI process and the compensation and penalty system, together with a tentative schedule with a detail of the work plan to be submitted.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

In this regard, on July 20, 2016, the Company submitted the first report which included the demand projection study and the capital base determination. The final proposal must be submitted on September 1, 2016.

As mentioned in the financial statements as of December 31, 2015, the Company estimates that the RTI must include, in addition to the definitive Electricity Rate Schedules, a review of costs, the required quality levels and other rights and obligations that would lead to an updated Concession Agreement, which, in turn, must provide for the definitive treatment to be given to all those issues, about which a decision is still pending, resulting from the Federal Government’s non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted.

These issues, among other, are the following:

i)          the treatment to be given to the remaining balances of the amounts received for the fulfillment of the Investment Plan through the Loans for consumption (Mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE;

ii)         the treatment to be given to the funds disbursed by the Company for the fulfillment of the Investment Plan, not included in i) above;

iii)       the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SE Resolution 32/15, for which purpose the Company has submitted a payment plan;

iv)       the treatment to be given to the Penalties and Discounts whose payment/crediting is pending.

b)   Precautionary measures

As from May 2016 and until the date of issuance of these financial statements, Edenor has been notified by several courts of the Province of Buenos Aires of the granting of precautionary measures requested by different customers, both individuals and groups of consumers (Hospital Privado de la Merced S.A., Municipality of La Matanza,  Club Atlético 3 de Febrero, Club Ferrocarril Mitre Deportivo Social y Cultural, Sociedad Alemana de Gimnasia de Villa Ballester, Club Social y Deportivo Las Heras, Club Sportivo San Andrés, Cooperativa de Trabajo 19 de Diciembre, residents of San Martín, Pilar and Escobar districts), which all together account for more than 30% of Edenor’s sales, ordering the suspension of MEyM Resolutions 6/16 and 7/16 and ENRE Resolution 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect (February 2016).

These measures required the Company to refrain from billing with the tariff increase, and to return any amounts of the increases already collected, by crediting the customers’ accounts. The Company complied, and continues to comply as of the date of issuance of these condensed interim financial statements, with the precautionary measures granted by the courts and began to issue the bills based on the previous electricity rate schedule, crediting the customers’ accounts for the amounts collected above those rates. As of June 30, 2016, the estimated impact of complying with these resolutions amounts to approximately $ 1.1 billion in lower revenue from sales, whereas the related cost for energy purchases is of an estimated amount of $ 533 million.

Furthermore, on July 15, 2016 the ENRE notified the Company of the granting of a precautionary measure by Division II of the Federal Appellate Court of the City of La Plata, ordering the suspension of such increases in all the Province of Buenos Aires for a period of three months to commence as from the date of issuance of such judicial order. This measure impacts 80% of the Company’s billing as from the month of July.

The Company has requested that the intervening courts and the Energy Secretariat notify CAMMESA of the suspension of the above-mentioned resolutions, so as to prevent CAMMESA from continuing to invoice the energy being purchased by the Company, and affected by the precautionary measures, with the increased seasonal price established by MEyM Resolution 6/16. Furthermore, the Company has notified CAMMESA of such situation.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

The Company has taken all steps available from a judicial standpoint in order to revert this situation, and, while it awaits the judicial definitions, it is evaluating the consequences thereof and any further actions to be taken.

Notwithstanding the foregoing, if such resolutions were declared null and void, the Company believes that the previous electricity rate schedule of SE Resolution 32/15 would apply again, as it was repealed by Resolution 7/16, which is now being questioned. In that case, in the opinion of the Company Board of Directors the Federal Government should begin once again to provide assistance to the Company in order for the latter to pay its obligations until a new tariff increase is established.

c)    Penalties

By means of ENRE Note No. 120,151 dated April 15, 2016, which establishes the new criterion to calculate penalties, the Company is informed that for purposes of calculating penalty amounts, the values to be applied are the kWh values in effect at the last day of the six-month period analyzed in which the penalizable event is detected, with the increases recorded in the “remuneration” as a consequence of the increases and adjustments granted as of that date. The effect of this resolution for the September 2015-February 2016 six-month period and subsequent periods was recorded in the six-month period during the six-month period ended June 30, 2016.

Furthermore, it is stated that the resulting amounts determined as indicated in the preceding paragraph, accrue interest at the thirty-day lending rate of Banco de la Nación Argentina, from the date on which they are determined until the User’s account is actually credited, effect which the Company has recorded in its financial statements.

Additionally,  considering  the  aforementioned  ENRE  Note, the Company is evaluating  with  the  regulatory  authorities  the  scope  of the provisions thereof  with  regard  to  all  the penalties recorded . This includes, for example,  clarifying  the  ENRE’s  criterion  to  define  what  constitutes “remuneration”  for  purposes of determining the penalties accrued prior to September  1,  2015  and  not  yet issued.  If the term “remuneration” were interpreted by the ENRE as to include all the amounts received in the form of, for example, government grants, the amount of the provision for penalties could increase significantly.

The penalty amount determined as of June 30, 2016 does not include the effects of the precautionary measures mentioned in the previous caption.

Compensation payable to Customers

On March 21, 2016, the ENRE issued Resolution 31/16, pursuant to which it was provided that each small-demand residential customer (T1R) who suffered  power outages between February 12 and 18, 2016 must be paid a compensation of at least (i) six hundred pesos if the power cut lasted more than 12 continuous hours but did not exceed 24 continuous hours; (ii) nine hundred thirty-one pesos if the power cut lasted more than 24 continuous hours but did not exceed 48 hours; and (iii) one thousand sixty-five pesos if the power cut lasted more than 48 continuous hours.

The total amount of the compensation payable to customers by way of discounts amounts $ 73 million, which was credited to customer bills issued as from April 25, 2016.

d)   ENRE Resolution 347/12

According to the provisions of ENRE Resolution No. 2/16, concerning the termination of the FOCEDE trust, on June 23, 2016 the Company received $ 86.3 million as reimbursement for the amounts duly transferred to the FOCEDE. On July 20, 2016, the aforementioned trust was formally terminated and liquidated.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

e)    Framework Agreement

With regard to the accounts receivable from the Framework Agreement, related to the distribution of electricity to low-income areas and shantytowns, during the months of May and July the Company received payments for $ 11.4 million and $ 18.3 million, respectively from the Provincial and the Federal Governments.

3.                  Basis of preparation

These condensed interim financial statements for the six-month period ended June 30, 2016 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”.

This condensed interim financial information must be read together with the Company’s financial statements as of December 31, 2015, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the six and three-month periods ended June 30, 2016 have not been audited. The Company Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the six-month period ended June 30, 2016 do not necessarily reflect the Company’s results in proportion to the full fiscal year.

These condensed interim financial statements were approved for issue by the Company Board of Directors on August 9, 2016.

Comparative information

The balances as of December 31, 2015 and for the six and three-month periods ended June 30, 2015, disclosed in these condensed interim financial statements for comparative purposes, arise from the financial statements as of those dates. Certain amounts of the financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the periods being reported.

At the SEC’s request, and for filing purposes with such Commission, on July 26, 2016, the Company restated its financial statements for the year ended December 31, 2015 and 2014, with the aim of reclassifying in the Statement of Cash Flows the values related to the loan for consumption (mutuum) agreements duly entered into with CAMMESA.

Accordingly, the Company’s statement of cash flows for the period ended June 30, 2015 has been reviewed to present the cash inflows related to such agreements within financing activities in the statement of cash flows, instead of operating activities as previously presented. Also, the increase in the balances of the loans with CAMMESA for funds received by the FOCEDE for the period ended June 30, 2015 is now presented as a non-cash transaction in the supplementary disclosures to the statement of cash flows instead of operating activities as previously presented.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

This correction to the financial statements, impacts only the statement of cash flows, being no impact on the statements of financial position, comprehensive income, or equity, or on the basic and diluted (loss) earnings per share.

	06.30.15
	Original balances		reclassification		Reclassified balances
Cash flows generated by operating activities	1,488,567		(166,816)	(1)	1,321,751
Cash flows from financing activities	(83,484)		166,816	(1)	83,332
Non-cash activities
Amounts received from CAMMESA through FOCEDE	-		631,604	(2)	631,604
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)	(447,438)	(3)	-		(447,438)

(1)        Relates to the loan for consumption (mutuum) for salaries that was disclosed in the statement of cash flows under the heading “Increase in trade payables and loans for consumption (mutuum) with CAMMESA” (Note 2.c.VIII to the financial statements as of December 31, 2015).

(2)        Relates to the loan for consumption (mutuum) for investments (Note 2.c.VIII to the financial statements as of December 31, 2015).

(3)        Relates to the amounts received in accordance with the provisions of SE Resolution No. 32/15, which establishes the offsetting of the loans for consumption (mutuum) for salaries with those funds (Note 2.c.IX to the financial statements as of December 31, 2015).

Financial reporting in hyperinflationary economies

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of an economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, in general terms, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. In order to conclude whether the economy is a hyperinflationary economy, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included.

In this regard, the Company Management has evaluated whether the Argentine peso meets the characteristics to be qualified as the currency of a hyperinflationary economy following the guidelines established in IAS 29. In order to assess the quantitative factor mentioned in the preceding paragraph, the Company Management considered the development of the IPIM index published by the INDEC because such index is the one that better reflects the conditions required by the aforementioned standard.

At the date of approval of these condensed interim financial statements, the latest IPIM released by the INDEC is that for the month of June 2016, and the cumulative inflation rate for the three-year period ended in that month, measured on the basis of the aforementioned index, and without computing the inflation data related to the months of November and December 2015 that are unavailable due to the reorganization process of that statistics bureau, is approximately 90%. As informed by different government sectors, the level of inflation is expected to show a downward trend due to the fact that the effects of the hikes in public utility rates (whose adjustment had been significantly delayed in the last years), which were one of the main reasons of the increase recorded in the cumulative inflation rate in three years, impacted during the first months of 2016.

Although the Argentine economy does not meet the necessary and objective conditions to qualify as a hyperinflationary economy, certain macroeconomic variables that affect the Company’s business, such as salary costs and the price of supplies, have suffered somewhat important annual variations, a circumstance that must be taken into account when evaluating and interpreting the Company’s financial position and results of operations in these condensed interim financial statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

4.                  Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2015, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from the current period that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited financial statements as of December 31, 2015 prepared under IFRS.

New standards, amendments and interpretations not effective and not early adopted by the Company:

IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The standard defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The standard requires the recognition of a lease liability that reflects future lease payments and a ‘right-of-use asset’ for almost all lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (reported on the balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019.

IAS 7 "Statement of cash flows": In February 2016, the IASB published an amendment pursuant to which an entity is required to disclose information that will allow users to understand changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings; and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. The amendment is effective for annual periods beginning on or after January 1, 2017.

IAS 12 “Income taxes”: In February 2016, the IASB published amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017.

IFRS 2 “Share based payments”: In June 2016, an amendment was published to clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendment is effective for annual periods beginning on or after January 1, 2018.

The Company is currently assessing the impact of these new standards and amendments.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

5.                   Financial risk management

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in the Company’s risk management policies since the last fiscal year end.

Financial risk factors

                i.          Currency risk

As of June 30, 2016 and December 31, 2015, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.16	Total 12.31.15

ASSETS
CURRENT ASSETS
Other receivables	USD	-	14.940	-	11,193
Cash and cash equivalents	USD	11,007	14.940	164,452	10,607
	EUR	12	16.492	203	181
TOTAL CURRENT ASSETS		11,019		164,655	21,981
TOTAL ASSETS		11,019		164,655	21,981

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	174,050	15.040	2,617,714	2,341,098
Related parties	USD	-	15.040	-	119,877
TOTAL NON-CURRENT LIABILITIES		174,050		2,617,714	2,460,975
CURRENT LIABILITIES
Trade payables	USD	11,782	15.040	177,197	185,900
	EUR	526	16.640	8,758	12,063
	CHF	30	15.381	466	397
	NOK	68	1.801	123	101
Borrowings	USD	18,503	15.040	278,284	46,688
Related parties	USD	-	15.040	-	2,110
TOTAL CURRENT LIABILITIES		30,909		464,828	247,259
TOTAL LIABILITIES		204,959		3,082,542	2,708,234

(1)      The exchange rates used are those of Banco Nación in effect as of June 30, 2016 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

          ii.               Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-          Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

-        Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

The table below shows the Company’s financial assets measured at fair value as of June 30, 2016 and December 31, 2015:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At June 30, 2016
Assets

Cash and cash equivalents
Money market funds	107,281	-	-	107,281
Financial assets at fair value through profit or loss:
Government bonds	384,101	-	-	384,101
Money market funds	1,676,342	-	-	1,676,342
Derivative financial instruments	-	420	-	420
Total assets	2,167,724	420	-	2,168,144

At December 31, 2015
Assets
Cash and cash equivalents
Money market funds	93,488	-	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	370,161	-	-	370,161
Money market funds	1,213,840	-	-	1,213,840
Derivative financial instruments	-	197	-	197
Total assets	1,677,489	-	-	1,677,686

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

Except for that mentioned in Note 2.c, in the preparation of these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the financial statements for the year ended December 31, 2015.

7.                   Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the financial statements as of December 31, 2015.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

8.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

Additions	-	-	16	28	72,877	1,250,730	16,387	1,340,038
Disposals	(3,035)	(6,676)	(20,657)	(65)	(97)	-	-	(30,530)
Transfers	13,348	173,113	553,420	137,336	32,354	(909,571)	-	-
Depreciation for the period	(5,970)	(23,310)	(60,652)	(36,191)	(41,023)	-	-	(167,146)
Net amount 06.30.16	150,348	1,240,723	3,226,879	1,493,823	858,117	2,853,272	204,989	10,028,151

At 06.30.16
Cost	211,493	1,835,538	5,278,313	2,362,545	1,320,450	2,853,272	204,989	14,066,600
Accumulated depreciation	(61,145)	(594,815)	(2,051,434)	(868,722)	(462,333)	-	-	(4,038,449)
Net amount	150,348	1,240,723	3,226,879	1,493,823	858,117	2,853,272	204,989	10,028,151

•           During the period ended June 30, 2016, direct costs capitalized amounted to $ 152.6 million.

•           Financial costs capitalized for the period ended June 30, 2016 amounted to $ 133 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

Additions	-	-	9,599	-	-	804,813	6,786	821,198
Disposals	-	-	(1,215)	(60)	-	-	-	(1,275)
Transfers	21,615	99,149	350,568	146,113	44,742	(662,187)	-	-
Depreciation for the period	(5,216)	(19,752)	(49,825)	(32,154)	(25,080)	-	-	(132,027)
Net amount 06.30.15	133,770	987,369	2,432,584	1,293,940	246,680	2,103,061	142,974	7,340,378

At 06.30.15
Cost	183,807	1,543,460	4,439,248	2,099,174	676,856	2,103,061	142,974	11,188,580
Accumulated depreciation	(50,037)	(556,091)	(2,006,664)	(805,234)	(430,176)	-	-	(3,848,202)
Net amount	133,770	987,369	2,432,584	1,293,940	246,680	2,103,061	142,974	7,340,378

•           During the period ended June 30, 2015, direct costs capitalized amounted to $ 122 million.

•           Financial costs capitalized for the period ended June 30, 2015 amounted to $ 118.6 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

9.                  Other receivables

	Note	06.30.16	12.31.15
Non-current:
		-	-
Minimum national income tax		72,035	74,056
Financial credit		47,265	72,656
Related parties	26.c	7,239	7,065
Total Non-current		126,539	153,777

Current:
Prepaid expenses		5,789	3,473
Credit form Income recognition on account of the RTI - SE Resolution 32/15		-	650,938
Value added tax		-	248,364
Advances to suppliers		7,827	20,762
Advances to personnel		538	1,047
Security deposits		8,103	6,933
Financial credit		38,564	16,362
Receivable with FOCEDE (1)		-	49,536
Receivables from electric activities		96,891	65,694
Related parties	26.c	766	7,076
Guarantee deposits on derivative financial instruments		38,768	16,555
Judicial deposits		11,024	10,482
Other		204	390
Allowance for the impairment of other receivables		(24,642)	(17,752)
Total Current		183,832	1,079,860

(1)    On June 23, 2016, the Company received $ 86.3 million, in accordance with the provisions of Resolution No. 2/16, thereby carrying out the definitive termination and liquidation of the aforementioned trust. As of December 31, 2015, the Company’s net position with the FOCEDE is comprised of the following:

12.31.15
Fixed charge Res. 347/12 collected from customers and not transferred	(7,204)
Funds received in excess of that transferred to FOCEDE from fixed charge Res. 347/12	191,722
Outstanding receivables from extraordinary Investment Plan	18,281
Provision for FOCEDE expenses	(153,263)
49,536

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.16	12.31.15
Balance at beginning of year	17,752	16,647
Increase	6,890	2,524
Decrease	-	-
Recovery	-	-
Balance at end of the period	24,642	19,171

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

10.               Trade receivables

	06.30.16	12.31.15
Current:
Sales of electricity - Billed (1)	339,884	709,568
Sales of electricity – Unbilled	1,152,946	216,012
Framework Agreement	61,731	73,097
Fee payable for the expansion of the transportation and others	96,527	20,842
Receivables in litigation	23,464	22,847
Allowance for the impairment of trade receivables	(100,243)	(79,361)
Total Current	1,574,309	963,005

(1)      As of June 30, 2016, the billing was affected by the effects of the precautionary measures detailed in Note 2.b.

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.16	12.31.15
Balance at beginning of year	79,361	84,562
Increase	37,724	-
Decrease	(16,842)	(3,570)
Recover	-	(9,555)
	-	-
Balance at end of the period	100,243	71,437

11.                Financial assets at fair value through profit or loss

	06.30.16	12.31.15
Current
Government bonds	384,101	346,594
Money market funds	1,676,342	1,213,840
Total current	2,060,443	1,560,434

	06.30.16	12.31.15
Non-current
Government bonds	-	23,567
Total Non-current	-	23,567

12.               Cash and cash equivalents

	06.30.16	12.31.15	06.30.15
Cash and banks	204,888	35,464	24,431
Time deposits	-	-	5,147
Money market funds	107,281	93,488	77,556
Total cash and cash equivalents	312,169	128,952	107,134

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

13.               Share capital and additional paid-in capital

As of June 30, 2016, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Argentine Business Organizations Law

As of June 30, 2016, the negative results recorded by the Company consume more than 50% of its share capital. Therefore, should this situation continue to remain by the end of the current fiscal year, the Company will be subject to complying with the provisions of Section 206 of the Argentine Business Organizations Law, which provide for the mandatory capital stock reduction.

At the date of issuance of these condensed interim financial statements, the Company Board of Directors is analyzing different scenarios aimed at improving the Company’s financial situation, and taking all steps available with the pertinent authorities to revert this situation.

14.               Trade payables

	06.30.16	12.31.15
Non-current
Customer guarantees	72,772	67,509
Customer contributions	105,650	105,757
Funding contributions - substations	51,700	51,700
Total Non-current	230,122	224,966

Current
Payables for purchase of electricity - CAMMESA	3,120,216	2,714,263
Provision for unbilled electricity purchases - CAMMESA (1)	1,196,004	646,183
Suppliers	812,104	817,891
Customer contributions	140,263	147,775
Discounts to customers	37,372	125,809
Funding contributions - substations	23,918	23,506
Total Current	5,329,877	4,475,427

(1)      As of June 30, 2016, includes the effects of the precautionary measures detailed in Note 2.b.

The fair values of non-current customer contributions as of June 30, 2016 and December 31, 2015 amount to $ 131.1 million and $ 127.1 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

15.                Other payables

	06.30.16	12.31.15
Non-current
Loans (mutuum) with CAMMESA	1,230,678	1,099,760
ENRE penalties and discounts	2,560,194	1,004,043
Liability with FOTAE	164,324	155,752
Payment agreements with ENRE	117,811	132,323
Total Non-current	4,073,007	2,391,878

Current
ENRE penalties and discounts	60,087	62,720
Related parties (Note 26.c)	3,469	3,447
Advances for works to be performed	31,462	31,462
Payment agreements with ENRE	57,191	54,006
Other	764	39
Total Current	152,973	151,674

The carrying amount of the Company’s other financial payables approximates their fair value.

16.               Borrowings

	06.30.16	12.31.15
Non-current
Corporate notes (1)	2,617,714	2,341,098
Related parties (Note 26.d)	-	119,877
Total non-current	2,617,714	2,460,975

Current
Financial loans	221,990	-
Interest	56,294	46,688
Related parties (Note 26.d)	-	2,110
Total current	278,284	48,798

(1)    Net of debt repurchase and issuance expenses.

(2)    On July 12, 2016, the Company redeemed the Fixed Rate Par Corporate Notes due in 2017. The outstanding amount redeemed at 100% of the corporate notes nominal value totaled USD 14.8 million, plus interest accrued of USD 0.4 million.

The fair values of the Company’s non-current borrowings (Corporate Notes) as of June 30, 2016 and December 31, 2015 amount approximately to $ 2.7 billion and $ 2.4 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of the period.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

17.                Salaries and social security taxes payable

	06.30.16	12.31.15
Non-current
Early retirements payable	5,627	6,324
Seniority-based bonus	84,266	73,715
Total non-current	89,893	80,039

Current
Salaries payable and provisions	548,812	639,293
Social security payable	97,678	89,331
Early retirements payable	4,981	4,507
Total current	651,471	733,131

18.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2015, except for the following:

	06.30.16	12.31.15
Deferred tax assets
Tax loss carry forward	116,089	-
Inventories	1,648	309
Trade receivables and other receivables	67,817	42,812
Trade payables and other payables	855,888	333,342
Salaries and social security payable	23,505	18,923
Benefit plans	94,273	81,437
Tax liabilities	17,335	14,465
Provisions	142,950	115,522
Deferred tax asset	1,319,505	606,810

Deferred tax liabilities
Property, plants and equipments	(511,279)	(505,528)
Trade receivables and other receivables	(1,482)	(1,482)
Trade payables and other payables	(403)	(403)
Financial assets at fair value through profit or loss	(56,145)	(39,608)
Borrowings	(9,076)	(9,741)
Deferred tax liability	(578,385)	(556,762)

Net deferred tax assets	741,120	50,048

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

The detail of the income tax charge is as follows:

	06.30.16	06.30.15
Deferred tax	691,072	(27,752)
Current tax	-	(427,622)
Difference between provision and tax return	15,022	-
Income tax expense	706,094	(455,374)

	06.30.16	06.30.15
Profit (Loss) for the period before taxes	(1,891,559)	1,180,117
Applicable tax rate	35%	35%
Profit (Loss) for the period at the tax rate	662,046	(413,041)

Gain from interest in joint ventures	7	-
Non-taxable income / Non-deductible loss	46,446	-
Difference between provision and tax return	(2,405)	(42,333)
Income tax expense	706,094	(455,374)

19.               Tax liabilities

	06.30.16	12.31.15
Non-current
Tax regularization plan	1,301	1,922
Total Non-current	1,301	1,922

Current
Provincial, municipal and federal contributions and taxes	228,067	73,805
VAT payable	248,196	-
Tax withholdings	52,113	32,750
SUSS withholdings	1,491	-
Municipal taxes	51,997	44,983
Tax regularization plan	1,928	1,877
Total Current	583,792	153,415

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

20.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.15	259,573	70,489
Increases	47,739	53,455
Decreases	(3)	(22,825)
At 06.30.16	307,309	101,119

At 12.31.14	112,095	24,068

Increases	15,589	21,760
Decreases	-	(12,169)
At 06.30.15	127,684	33,659

21.               Revenue from sales

	06.30.16	06.30.15
Sales of electricity (1) (2)	5,654,185	1,829,083
Right of use on poles	46,313	36,312
Connection charges	6,083	1,976
Reconnection charges	564	639
Total Revenue from sales	5,707,145	1,868,010

(1)   Includes revenue from the application of Resolution 347/12 for $ 625.8 million and $ 258.1 million for the periods ended June 30, 2016 and 2015, respectively.

(2)   As of June 30, 2016, includes the effects of the precautionary measures detailed in Note 2.b.

22.              Expenses by nature

The detail of the expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,166,318	188,880	203,565	1,558,763
Pension plans	30,891	5,003	5,391	41,285
Communications expenses	13,338	51,716	4,351	69,405
Allowance for the impairment of trade and other receivables	-	44,614	-	44,614
Supplies consumption	141,572	-	14,866	156,438
Leases and insurance	226	-	42,474	42,700
Security service	34,967	464	20,835	56,266
Fees and remuneration for services	202,777	210,279	178,666	591,722
Public relations and marketing	-	-	7,065	7,065
Advertising and sponsorship	-	-	3,640	3,640
Reimbursements to personnel	544	106	317	967
Depreciation of property, plants and equipments	134,460	24,679	8,007	167,146
Directors and Supervisory Committee members’ fees	-	-	2,899	2,899
ENRE penalties	1,444,684	187,136	-	1,631,820
Taxes and charges	-	48,260	6,760	55,020
Other	145	52	2,871	3,068
At 03.31.16	3,169,922	761,189	501,707	4,432,818

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2016 for $ 152.6 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

Salaries and social security charges: on January 18, 2016, the Company entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) and another one with the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies), pursuant to which the Company agreed to grant, on a voluntary and one-time basis, an extraordinary bonus not regarded as a salary item (i.e. included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of $ 5,000 to all the employees subject to the collective bargaining agreements of the aforementioned union/association. The bonus was paid in two installments of $ 2,000 and $ 3,000 on January 21, 2016 and March 21, 2016, respectively. The payment of the aforementioned bonus was extended to all Company employees. The total recorded charge amounted to $24.9 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	869,521	135,631	155,387	1,160,539
Pension plans	31,841	4,967	5,690	42,498
Communications expenses	6,135	26,801	1,427	34,363
Allowance for the impairment of trade and other receivables	-	2,524	-	2,524
Supplies consumption	99,768	-	7,211	106,979
Leases and insurance	250	-	28,571	28,821
Security service	20,962	416	9,674	31,052
Fees and remuneration for services	255,699	156,527	78,229	490,455
Public relations and marketing	-	-	3,533	3,533
Advertising and sponsorship	-	-	1,820	1,820
Reimbursements to personnel	659	109	439	1,207
Depreciation of property, plants and equipments	112,856	13,670	5,501	132,027
Directors and Supervisory Committee members’ fees	-	-	1,740	1,740
ENRE penalties	129,256	2,840	-	132,096
Taxes and charges	-	22,846	5,489	28,335
Other	141	41	1,822	2,004
At 03.31.15	1,527,088	366,372	306,533	2,199,993

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2015 for $ 122 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

23.              Other operating expense, net

	06.30.16	06.30.15
Other operating income
Services provided to third parties	22,133	26,184
Commissions on municipal taxes collection	8,600	5,422
Recovery of allowance of trade receivables and other receivables	-	9,555
Income from non-reimbursable customer contributions	382	382
Others	6,621	2,938
Total other operating income	37,736	44,481

Other operating expense
Net expense from technical services	(9,220)	(5,826)
Gratifications for services	(14,633)	(23,376)
Cost for services provided to third parties	(9,754)	(17,489)
Severance paid	(7,867)	(5,483)
Debit and Credit Tax	(73,507)	(38,603)
Other expenses - FOCEDE	(14,653)	(25,910)
Provision for contingencies	(101,194)	(37,349)
Disposals of property, plant and equipment	(30,530)	(1,275)
Other	(3,321)	(1,236)
Total other operating expense	(264,679)	(156,547)

24.              Net financial (expense) income

	06.30.16	06.30.15
Financial income
Commercial interest	64,610	23,933
Financial interest	22,712	13,700
Total financial income	87,322	37,633

Financial expenses
Interest and other (1)	(177,329)	(65,344)
Fiscal interest	(2,152)	(1,506)
Commercial interest (2)	(506,806)	118,822
Bank fees and expenses	(2,003)	(14,076)
Total financial expenses	(688,290)	37,896

Other financial results
Exchange differences	(333,615)	(105,903)
Adjustment to present value of receivables	3,032	5,244
Changes in fair value of financial assets (3)	271,393	85,137
Net gain from the repurchase of Corporate Notes	42	-
Other financial expense	(17,796)	(11,027)
Total other financial expense	(76,944)	(26,549)
Total net financial expense	(677,912)	48,980

(1)      Net of interest capitalized as of June 30, 2016 and 2015 for $ 133 million and $ 118.6 million, respectively.

(2)     As of June 30, 2015, such amount is net of the gain recorded from the agreement with CAMMESA instructed by SE Resolution 32/15.

(3)     Includes changes in the fair value of financial assets on cash equivalents as of June 30, 2016 and 2015 for $ 7.5 million and $ 6.9 million, respectively.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

25.               Basic and diluted (loss) earnings per share

Basic

The basic (loss) earnings per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2016 and 2015, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincide with the diluted (loss) earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	06.30.16	06.30.15
Profit (Loss) for the period attributable to the owners of the Company	(1,185,465)	724,743
Weighted average number of common shares outstanding	897,043	897,043
Basic and diluted earnings (loss) profit per share – in pesos	(1.32)	0.81

26.              Related-party transactions

•       The following transactions were carried out with related parties:

a.    Expense

Company	Concept	06.30.16	06.30.15

EASA	Technical advisory services on financial matters	(17,776)	(10,986)
SACME	Operation and oversight of the electric power transmission system	(17,129)	(12,577)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	-	(20)
PYSSA	Financial and granting of loan services to customers	(20)	(41)
OSV	Hiring life insurance for staff	(1,721)	-
PISA	Interest Corporate Notes 2022	(3,573)	-
		(40,219)	(23,624)

b.   Key management personnel’s remuneration

	06.30.16	06.30.15
Salaries	71,951	52,453
	71,951	52,453

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

•       The balances with related parties are as follow:

c.    Receivables and payables

	06.30.16	12.31.15
Other receivables - Non current
SACME	7,239	7,065
	7,239	7,065

Other receivables - Current
CYCSA	-	6,406
SACME	766	662
PYSSA	-	8
	766	7,076

	06.30.16	12.31.15
Other payables
SACME	(3,469)	(3,447)
	(3,469)	(3,447)

d.   Borrowings

	06.30.16	12.31.15
Borrowings - Non current
PISA	-	(119,877)
	-	(119,877)

Borrowings - Current
PISA	-	(2,110)
	-	(2,110)

27.               Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2016 resolved, among other issues, the following:

-          To approve the Annual Report and the Financial Statements of Edenor S.A. as of December 31, 2015;

-          To appoint Directors and alternate Directors;

-          To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-          To appoint the authorities and the external auditors for the current fiscal year;

-          To allocate to the legal reserve an amount of $ 73.3 million, of which $ 64 million relates to the restoring of the reserve used to absorb accumulated losses, and $ 9.3 million to the mandatory allocation;

-          To record a voluntary reserve in accordance with the terms of section 70 of the Business Organizations Law for an amount of $ 176.1 million allocated to investments and other financial needs, authorizing the Company Board of Directors to apply the amount thereof, whether in full or in part, and to approve the methodology, time periods and conditions of those investments.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2016 presented in comparative form  (continued)

28.              Events after the reporting period

On August 3, 2016, in the framework of an action for the protection of a constitutional right that was violated (“acción de amparo”) brought against both the Federal Government (PEN and MEyM) and the ENRE in order to have MEyM Resolutions 6/16 and 7/16 and ENRE Resolution 1/16 declared null and void, the Court hearing the case, upholding the petition for the granting of an affirmative injunction requested therein, suspended the effects of the aforementioned resolutions and ordered CAMMESA to refrain from applying the new electricity rate schedule, approved by the first of the referred to resolutions, to all electricity distributors across the country until the mandatory public hearing is held.

In this regard, the ENRE is required to implement the necessary measures for the compliance with such court ruling, and to inform Distributors of the precautionary measure granted, notifying them that they must suspend collection of the bills issued as a result of the application of the new electricity rate schedule, and issue the respective bills at the values in effect prior to the referred to resolutions. However, in those cases in which the bills with the increased rate had been paid at the date on which the court ruling was notified, the amounts thereof will be regarded as paid “on account” (Advance payment) and reimbursed in the next bills until they are fully offset. Furthermore, distributors must refrain from cutting off service for non-payment of the electric bill, based on the suspended resolutions.

This measure would require the Company to refrain from billing with the tariff increase and to return any amounts of the increases already collected by crediting the customers’ accounts, disregarding the current regulatory framework and causing, among other effects, the discontinuance of the social tariff that benefits 600,000 customers and the reinstatement of government grants on electricity rates to residential and industrial customers with ability to pay. This situation would result in the Company having insufficient operating income, which, should it continue over time, would, in the short term, prevent the Company from covering its operating expenses and making electric power payments and/or payments related to the investment plan.

The Company is not a defendant in this action (“acción de amparo”) nor has it been notified of such action by the ENRE. Furthermore, in accordance with section 4 of Law No. 26,854 on Precautionary Measures against the Federal Government, the previously mentioned precautionary measure would no longer apply due to the filing of the report submitted by the Federal Government on last August 5, which details the reasons based on which it had taken the decisions whose suspension is sought by the granting of the provisional remedy (“report of Section 4”). In the opinion of the Company legal advisors, until a new precautionary measure to replace the former one is granted and duly notified to the Company, the initial precautionary measure has no effects on the Company.

The Company estimates that the impact a precautionary measure as the one previously mentioned would have on the financial statements as of June 30, 2016 would amount to an additional net loss of approximately $ 1.3 billion.

Moreover, it would cause a negative equity of approximately $ 900 million, which, should it continue by the end of the current fiscal year, would result in the Company being subject to complying with the provisions of Section 94, sub-section 5 of Argentine Business Organizations Law No. 19,550, which require the dissolution of companies in the event of loss of capital stock.

Faced with this scenario, Edenor will take all steps available to defend its Customers, Employees and Shareholders.

GUSTAVO MARIANI
Vice Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of June 30, 2016, the related condensed interim statement of comprehensive income for the six and three months period ended June 30, 2016, the related condensed interim statements of changes in equity and cash flows for the six month period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2015 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without modifying our conclusion, we would like to emphasize the information contained in notes 1, 2.b) and 28 to the interim condensed financial statements, which describe the economic and financial situation of the Company, as well as the impact of the precautionary measures introduced by different courts to demand suspension of Resolutions 6/16 and 7/16 adopted by the Energy and Mining Ministry (MEyM) and Resolution 1/16 issued by the National Electricity Regulatory Authority (ENRE).

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the condensed interim financial statements of the Company, are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)      the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)       we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by section 68 of the Rules of the Stock Exchange of Buenos Aires and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)      at June 30, 2016 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $79.684.464, which were not yet due at that date.

Autonomous City of Buenos Aires, August 9, 2016

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. R. Sergio Cravero Public Accountant (UCA) C.P.C.E. City of Buenos Aires T° 265 F°92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 16, 2016